SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and Business address of person filing statement.

     Clifford J. Hebert, Jr.
     One Liberty Square, P. O. Box 2333
     Boston, Massachusetts 02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71. None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Blackstone Valley Electric Company   Eastern Utilities Associates
     Eastern Edison Company              Montaup Electric Company
     EUA Service Corporation             EUA Ocean State Corporation
     EUA Cogenex Corporation             EUA Bioten, Inc.
     EUA Energy Investment Corporation   EUA Energy Services, Inc.
     EUA Cogenex-Canada, Inc.            Newport Electric Corporation
     EUA TransCapacity, Inc.             Northeast Energy Management, Inc.
     Eastern Unicord Corporation         EUA Compression Services, Inc.
     EUA Cogenex West Corporation        EUA Telecommunication Corporation
     EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Treasurer and Clerk of Eastern Unicord Corporation, Northeast Energy
        Management, EUA Citizens Conservation Services Corporation, Montaup Electric Company, EUA Energy Services, Inc., EUA Telecommunication Corporation and EUA Cogenex West Corporation
     Treasurer and Secretary of Eastern Utilities Associates, EUA Ocean State
        Corporation and EUA Cogenex-Canada, Inc.
     Director, Vice President, Treasurer, Secretary and Clerk of EUA Service
        Corporation
     Director, Treasurer and Secretary of Blackstone Valley Electric Company
        and Newport Electric Corporation
     Director, Treasurer and Clerk of Eastern Edison Company, EUA Cogenex
        Corporation, EUA Energy Investment Corporation, EUA TransCapacity, Inc., EUA Bioten, Inc. and EUA Compression Services, Inc.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).


                         !Salary or other compensations! Person or company from
                         !                             ! whom received or to
Name of recipient        ! Received    ! to be received! be received
                         !    (a)      !       (b)     !
                         !             !               !
Clifford J. Hebert, Jr.  ! $177,255.08 ! $381,541.56   ! EUA Service Corporation
     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:  $    None
(b)  Itemized list of all other expenses:

Date   January 20, 1999  (Signed) /s/Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.